

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE Q2 2018 RESULTS AND CONFERENCE CALL DATES

WINNIPEG, August 8, 2018 - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, will release financial results for the quarter ended June 30, 2018 on Wednesday, August 15, 2018. The second quarter financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Thursday, August 16, 2018 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic: Medicure's Q2 2018 Results

Call date: Thursday August 16, 2018

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 5781086#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG™ (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220

Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.